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                                    Exhibit A


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                      [CIBC Oppenheimer Corp. Letterhead]

                                        November 25, 1998

Dear Limited Partner:

     As indicated in the offering material, Augusta Partners, L.P. (the "Partnership") provides investors with the opportunity to redeem some or all of their investment by means of a tender offer. Accordingly, enclosed please find the documentation necessary to tender interests in the Partnership. If you wish to maintain your investment and withdraw nothing from your account you do not have to do anything.

     We hope you are pleased with your investment to date and elect to remain invested in the Partnership. If you have any questions or require further information, please contact your Account Executive.

                                        Sincerely,

                                        Howard Singer
                                         For Augusta Management, L.L.C.